NO ACT

PE
1-8-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09035388

March 9, 2009

Received SEC
MAR 0 9 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-9-09

Jon W. Bilstrom
Executive Vice President Governance,
Regulatory Relations and Legal Affairs,
and Secretary
Comerica Incorporated
1717 Main Street
MC 6404
Dallas, TX 75201

Re: Comerica Incorporated
Incoming letter dated January 8, 2009

Dear Mr. Bilstrom:

This is in response to your letter dated January 8, 2009 concerning the shareholder proposal submitted to Comerica by the Laborers National Pension Fund. We also have received a letter from the proponent dated February 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comerica Incorporated
Incoming letter dated January 8, 2009

The proposal urges, given the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program, that the board and its compensation committee implement specified executive compensation reforms that impose limitations on senior executive compensation.

We are unable to concur in your view that Comerica may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Comerica may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Comerica may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Comerica may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Comerica may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Comerica may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Comerica may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Comerica may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

February 4, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Comerica Incorporated's No-action Request Regarding Shareholder Proposal Submitted by the Laborers National Pension Fund

Dear Sir or Madam:

The Laborers National Pension Fund (the "Fund") hereby submits this letter in reply to Comerica Incorporated's ("Comerica" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Executive Compensation Reforms proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal urges the Board of Directors and its compensation committee to implement a recommended set of reforms that imposes important limitations on senior executive compensation given Regions' decision to participate in the Troubled Asset Relief Program ("TARP") established by the Economic Emergency Stabilization Act ("EESA").

Comerica states at page 2 of its letter that it is entitled to exclude the Proposal in reliance on Rules 14a-8(f) and 14a-8(i)(1), (6) and (8). However, the arguments it makes in support of its request rely on sections 14a-8(f) and 14a-8(3), (6) and (7) and those are the bases we shall address.

It is well-established that shareholder proposals concerning the executive compensation of senior executives are appropriate for inclusion in proxy materials and the Company should not be permitted to exclude the Proposal from its 2009 proxy materials.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

I. The Proposal Is Not Excludable Under Rule 14a-8(f)

The Company first argues that the Proposal is excludable because the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b)(2) and so may be excluded under Rule 14a-8(f). It notes that the record letter confirming ownership of the requisite amount of company stock held continuously for at least one year prior to the date of submission of the shareholder proposal was provided by the Fund's custodial bank, US Bank. Rule 14a-8(b) provides in pertinent part that "The first way [to demonstrate eligibility] is to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Comerica argues that US Bank was not the record holder of any Company stock because the securities were held through CEDE & Co. This argument has consistently been rejected by the Staff and should be rejected here. See *Equity Office Properties Trust* (March 28, 2003); *Dillard Dept. Stores, Inc.* (March 4, 1999).

The Company also argues that the Proposal is excludable because the Fund failed to demonstrate that the Fund had held its stock continuously for at least one year prior to submission of the Proposal on Dec. 3, 2008. While it is correct that the record letter incorrectly referenced submission of the Proposal having occurred on Nov. 20, 2008, that inadvertent error should not result in exclusion of the Proposal for the Fund still demonstrated that the stock had been held continuously for at least one year. The record letter established that the stock had been held for **longer** than one year and also established that the Fund continued to hold the stock as of December 22, 2008. Since the record letter provided by the custodial bank, an appropriate party, established the requisite ownership, the Company has failed to meet its burden and its request to exclude the Proposal pursuant to Rule 14a-8(f) should be rejected.

II. The Proposal Is Neither False Nor Misleading and the Company Should Not Be Permitted to Exclude it Pursuant to Rules 14a-9 and 14a-8(i)(3)

Relying on Rule 14a-8(i)(3) the Company contends that the Proposal contains statements that are misleading and vague and therefore may be excluded under Rule 14a-8(i)(3). The Company faces a very high burden when it seeks to exclude the Proposal as false and misleading—a burden the Company fails to meet.

The Company identifies eight purported deficiencies in the Proposal. A review of each of these arguments demonstrates that the Company has failed to satisfy its burden of persuasion and its request for no-action relief should be denied.

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

First, Comerica cites the Proposal's failure to define the term "senior executive." In making this argument, the Company ignores the long-standing precedent set by the SEC regarding the appropriateness of the term "senior executive." As clarified in Staff Legal Bulletin 14A, since 1992 the Staff has differentiated between shareholder proposals "that relate to general employee compensation matters" and those "that concern only senior executive and director compensation. . . ." (emphasis added) In using the term "senior executive," the Proposal thus employs the Staff's own terminology, which has been used repeatedly in the context of shareholder proposals without any resulting ambiguity.

The Staff has rejected arguments much like the one Comerica advances here. In *The AES Corporation* (March 12, 2008), the company argued that a proposal asking the board to adopt an executive compensation plan for senior executives based on a "pay for superior performance" policy (a "pay for superior performance proposal") did not define what a "senior executive" is or which executives of the company would be included within the scope of "senior executives." Similarly, in *Avaya Inc.* (avail. Oct. 18, 2006), Avaya argued that, left undefined, the term "senior executive" in a pay for superior performance proposal could mean: only the named executive officers listed in the company's proxy statement; reporting persons under Section 16 of the Securities Exchange Act of 1934; all employees classified as senior vice president or higher; or all individuals classified as vice presidents or higher. In *SBC Communications, Inc.* (Jan. 18, 2005) and *Emerson Electric Co.* (Oct. 24, 2005) the companies also presented similar arguments about the vagueness of the term "senior executive." In all of these cases the SEC determined that the proposals were appropriate and denied the companies' requests for permission to omit them.

Second, the Company contends that the Proposal does not reference the intended duration of the elements of the Proposal. The Staff's recent decision in *SunTrust Banks, Inc.* (Dec. 31, 2008) found a substantially similar shareholder proposal excludable under Rule 14a-8(i)(3) as vague and indefinite. However, that Staff decision explicitly relied upon language in the proponent's comment in its response to the company's no-action request to glean some apparent vagueness between the proponent's intent and the literal language of the proposal. The Staff stated:

> There appears to be some basis for your view that SunTrust may exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the 'intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP.' By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms. Accordingly, we will not recommend enforcement action to the Commission if SunTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Unless the reference to the proponent's statement is gratuitous, one must logically conclude it is that very proponent's statement that creates the vagueness and indefiniteness upon which the Staff relied. Otherwise, the Staff would simply have noted that the proposal imposed no limitation on the duration of the specified reforms. The Staff could not so conclude, though, for it is well established that shareholder proposals seeking executive compensation reforms are not required to specify limitations on duration and so are not subject to exclusion under Rule 14a-8(i)(3).

The Proposal seeks a number of reforms that are clearly stated, easy to understand, and would create no confusion for either the Company or shareholders voting on them. It is neither surprising nor grounds for omission that the Proposal does not specify time periods. Neither have innumerable shareholder proposals requesting that companies expense their stock options, reform their executive compensation by establishing pay-for-superior performance, index stock options to peer-group performance, require that future equity compensation grants be performance-vested, or a myriad of other executive compensation proposals. If the Fund's precatory proposal passes and the board chooses to implement the requested reforms, it will exercise its discretion to determine their duration, just as it would have to do were it to implement any other reform requested by shareholders.

Third, the Company states that

> the Proposal seeks to limit 'target annual incentive compensation (bonus)' to no greater than one times annual salary, but it gives no guidance for when it would be appropriate to pay (as opposed to 'target') bonuses greater than one times annual salary.

The language of the proposal is straight-forward: annual incentive compensation, also known as bonuses, should be targeted as no more than annual salary. This is neither vague nor misleading, but quite clear. To the extent that payouts might exceed target, the Board and its Compensation Committee are best situated to develop such a policy were this precatory proposal to pass and the Company choose to implement it.

Fourth, the Company states that the Proposal does not clarify whether a "majority of long-term compensation be made in the form of performance-vested equity instruments" should apply to each senior executive or on an aggregate basis. Shareholder proposals are limited to 500 words. Given this restriction, a shareholder does not have the capacity to explicitly define each term of the Proposal, nor does the Fund believe it is necessary or appropriate to delve into such level. We believe a fair reading of the Proposal would infer that the limitations apply to each senior executive individually (not in the aggregate).

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Fifth, the Company objects that the provision to freeze stock option awards unless the options are indexed to peer group performance "does not, however, delineate performance measures, provide guidance for determining peers within the meaning of the Proposal or their relative weightings in the index." This argument has been made and rejected by the Staff. *See, e.g., The Kroger Co.* (Mar.18, 2008) in which the Company made exactly this argument and it was rejected by the Staff. In *Kroger* the Company argued:

> The Proposal is extremely vague. The language of the Proposal that discusses Kroger's incentive plans is so inherently vague and indefinite that neither the shareholders voting on the Proposal or Kroger in implementing the Proposal, if it is adopted, would be able to determine what actions are required. The Proposal uses phrases such as "financial performance metrics," "Company's peer companies," and "exceeds peer group median performance" without explaining what is meant by these terms. These terms are open to numerous interpretations. Without guidance as to what metrics Kroger could use for financial performance criteria and what characteristics Kroger could use to define the peer group, Kroger and its shareholders may have vastly different interpretations of the Proposal and its implementation.

The Staff rejected the Company's 14a-8(i)(3) argument, thereby demonstrating that the term "peer group" requires no definition and is neither vague nor indefinite.

Sixth, the Company states that the Proposal has "failed to answer numerous questions" concerning the provision that "senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The Company misconstrues the standard it must meet to satisfy its burden of persuasion that a proposal may be omitted as false and misleading. A proposal need not address every hypothetical question of which a company can conceive. The Company must prove shareholders would not know what action the proposal urges and here the statement is quite clear and not at all difficult for shareholders or the company to understand.

Seventh, the Company claims that the simple statement seeking a "prohibition on accelerated vesting for all unvested equity awards" should allow it to exclude the Proposal since "accelerated vesting" is undefined. Once again, it cites no support for this proposition, nor does it claim that this is a material term of the Proposal. The concept of accelerated vesting is well understood and the detail of how to implement the requested reform is within the purview of the Board and Compensation Committee.

Eight, the Company seeks permission to exclude the Proposal because it "fails to specify how severance payments would be calculated." The language of the Proposal could not be

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

more precise: "A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary." Limiting all severance payments means just that and certainly does not create any confusion.

For all these reasons it is clear that the Company fails to meet its burden of persuasion under Rule 14a-8(i)(3) and its request should be denied.

III. The Company Fails to Meet Its Burden Under Rule 14a-8(i)(7)

The Company argues that it may exclude the Proposal under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because "the Proposal's definition of 'senior executive' could have coverage beyond senior executive officers." As we have demonstrated above, the concept of senior executive compensation derives from a long line of prior Staff decisions and it is well established that such proposals are proper for shareholder consideration. The Proposal does not seek to micro-manage the Company's ordinary business affairs nor does it, by its very terms, extend to the general workforce. It seeks to demonstrate shareholder support for the concept that senior executives should not enjoy a windfall at the expense of the Company, its shareholders, and taxpayers during this extraordinary time. No one could reasonably contend this is "ordinary business."

IV. The Company Fails to Satisfy Its Burden Under Rule 14a-8(i)(6) of Demonstrating That the Proposal Would Cause It to Breach Existing Compensation Agreements

The Company finally argues that "The Proposal is not within the Company's power to implement because implementation would require the Company to breach its existing compensation arrangements." It proceeds to cite several cases resolved under Rule 14a-8(i)(2). For example, in *Home Depot, Inc.* (Feb. 12, 2008) the Staff relied on the opinion of counsel to find that a binding bylaw shareholder proposal requiring that the chairman of the board be an independent director would cause Home Depot to violate state law and so was excludable under Rule 14a-8(i)(2) and has no relevance to the instant case. The reliance on *Phillips Petroleum Company* (March 13, 2002) is even more misplaced. In *Phillips* the Staff stated

> There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(2) because it may cause Phillips to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future.

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Thus, this proposal was not even found to be excludable.

The Proposal and its Supporting Statement clearly demonstrates that the Fund contemplates that if this precatory proposal passes and the Board chooses to implement it, then the Board will do so in a fashion consistent with existing contractual arrangements. The Supporting Statement provides in pertinent part:

> Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible.

Certainly, this language demonstrates that the Proposal would not compel the Company to violate any contractual agreements. Nor does the Company cite any authority or argue persuasively that such language must be included in the "resolved" portion of the Proposal when the supporting statement clearly defines the proponent's intent.

V. Conclusion

For the foregoing reasons, the Proponent respectfully submits that the Company has failed to satisfy its burden of persuasion and should be denied its request to be allowed to exclude the Proposal.

Should you have any further questions, please contact Ms. Jennifer O'Dell at (202) 942-2359 or via email at jodell@liuna.org.

Sincerely yours,

Lu Beth Greene
Fund Administrator

cc: Jennifer O'Dell, LIUNA

Comerica Bank

Comerica Incorporated

Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201
214-462-4447 (Direct)
214-462-4440 (Fax)

Jon W. Bilstrom
Executive Vice President Governance,
Regulatory Relations and Legal Affairs,
and Secretary

January 8, 2009

VIA E-MAIL TO shareholderproposals@sec.gov
<u>WITH COPIES BY FEDERAL EXPRESS</u>
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Comerica Incorporated – Shareholder Proposal Exclusion Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Comerica Incorporated (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 3, 2008, the Company received a letter, dated December 3, 2008, by facsimile from the Laborers National Pension Fund (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2009 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as **Exhibit A**. The Proposal reads as follows:

> **Resolved**: Given that Comerica, Inc. ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

While the Company is committed to compliance with the applicable executive compensation limits established under the TARP, and to responsible compensation practices generally, the Company believes that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2009 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(f) and 14a-8(i)(1), (6) and (8). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 9, 2009 and the annual meeting of the Company's shareholders is expected to occur on or about May 19, 2009. Printing of the definitive proxy statement is expected to begin on or about April 2, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

The Proposal is Excludable Pursuant to Rule 14a-8(f)

Rule 14a-8(b)(1) requires that the proponent of a shareholder proposal have continuously held at least $2000 in market value or 1% of the company's securities entitled to be voted on the proposal at the applicable annual shareholders meeting for at least one year as of the date the proponent submits the proposal. To verify compliance with this requirement, Rule 14a-8(b)(2) requires proponents of shareholder resolutions who are not registered holders of the company's securities either (1) to submit to the company at the time it submits its proposal a written statement from the record holder of its securities verifying that the proponent has held the securities continuously for at least one year; or (2) to submit to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms which reflect the Proponents' ownership of the shares as of or before the date on which the one-year eligibility period began.

Rule 14a-8(f) permits a company to exclude a shareholder proposal if (1) the shareholder fails to satisfy this eligibility requirement, (2) the company notifies the proponent of such failure within 14 calendar days of receiving the proposal and informs the proponent of the necessary timeframe for its response, and (3) the proponent does not remedy the problem with a response postmarked or electronically transmitted within 14 calendar days after such notification.

The Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b)(2), and has failed to remedy this failure within the time period allowed under Rule 14a-8(f) despite the Company's proper and timely request.

On December 3, 2008, the Company received the Proponent's submission by facsimile, attached as **Exhibit A**. According to the Company's records, the Proponent is not a record holder of the Company's voting stock. In the enclosed cover letter, the Proponent claimed that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company received no such letter.

On December 17, 2008, within 14 calendar days of receipt of the submission, the Corporate Secretary of the Company responded to the Proponent by facsimile to request verification of the Fund's beneficial ownership as required by Rule 14a-8(b). The facsimile included a copy of Rule 14a-8 for the Proponent's reference. It also informed the Proponent that the Proponent's "response to this notice must be postmarked or transmitted electronically no later than 14 calendar days from the date [the Proponent] receive[s] this notice." Comerica received confirmation that the facsimile was successfully transmitted to the Proponent on December 17, 2008. A copy of the Company's notice to the Proponent is attached as **Exhibit B**.

On December 22, 2008, the Company received a facsimile from US Bank, attached as **Exhibit C**, in which US Bank identified itself as the record holder of 13,000 shares of Company common stock held for the benefit of the Proponent. However, US Bank indicated that Proponent had held the requisite stock "continuously for at least one year prior to November 20, 2008, the date of submission of the shareholder proposal." In fact, the Proposal was submitted on December 3, thirteen days after US Bank claims. Because of this inconsistency, US Bank's reference to

November 20, 2008 fails on its face to satisfy the stock ownership requirement of Rule 14a-8(b); the Staff has been quite clear that a discrepancy of even a single day between the vouched period of stock ownership and the submission of the proposal is categorically fatal to the eligibility of a proposal:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

SEC Staff Legal Bulletin No. 14, § C(1)(c)(3) (Jul. 13, 2001). Because of US Bank's demonstrated misunderstanding of the relevant dates, its reference to "the date of submission of the shareholder proposal" cannot provide assurance of the Proponent's eligibility. Its closing comment, that "[t]he Fund continues to hold the shares of Company stock," does not diminish the error because it does not address whether the Proponent's ownership of Company stock was continuous prior to the bank's letter, specifically during the thirteen days prior to the actual date of the Proposal submission.

Moreover, the Company's stock transfer agent has confirmed that US Bank is not and was not a record holder of any Company stock. As such, this facsimile from US Bank does not constitute a "written statement from the 'record' holder of [the Proponent's] securities" as is required by Rule 14a-8(b)(2)(i).

The 14 days during which the Proponent is permitted to remedy its noncompliance with the eligibility requirements of Rule 14a-8(b)(2) has elapsed, and the Proponent has not complied.[1] Only on January 5, 2009 did US Bank represent orally that it held the securities through CEDE & Co., but this clarification does not remedy the Proponent's noncompliance with Rule 14a-8(b) because (1) it was not timely, (2) it was not a written statement, and (3) it did not address the question of the Proponent's continued ownership of Company stock during the year prior to the Proposal's actual submission date. Accordingly, the Proposal is excludable pursuant to Rule 14a-8(f).

---

[1] The 14-day period expired on December 31, 2008, although the Company voluntarily extended this deadline by one business day to accommodate an oral request made by a representative of US Bank who had a personal commitment (funeral) that she said would prevent her from providing the information that the Proponent had promised. However, the required verification was not provided by this later deadline either.

The Staff has consistently permitted companies to exclude shareholder proposals from their proxy materials in reliance on Rule 14a-8(f) when a proponent does not timely furnish the verification of stock ownership required by Rule 14a-8(b) in response to a company's proper request. *See, e.g.*, *The Coca-Cola Company* (February 4, 2008); *The Topps Company, Inc.* (April 3, 2006); and *XM Satellite Radio Holdings Inc.* (March 28, 2006). While the Staff concluded in *Dillard Department Stores, Inc.* (March 4, 1999) that the proponent in that case satisfied its eligibility requirement by submitting a stock ownership verification letter from its bank rather than from CEDE & Co. (the direct record owner), several factors distinguish that set of facts from these. Among other things, (1) the holder in *Dillard* specified in its written ownership letter that the holder was a record holder with its shares held through CEDE & Co. as its agent, whereas in this case the same representation was untimely and was made orally; and (2) in that case, the proponent had submitted shareholder proposals repeatedly over the several years prior, and the company had not challenged the proponent's stock ownership or holding arrangements for at least two years prior, whereas in this case, the Proponent has never before submitted a shareholder proposal to the Company.

The Proposal is Excludable Pursuant to Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly misleading and vague and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004). In particular, the Staff has allowed exclusion of proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, e.g., *Schering-Plough Corporation* (March 7, 2008) (proposal urging board to adopt a bylaw to provide for an independent lead director failed to provide the independence standard); *Prudential Financial, Inc.* (February 16, 2007) (proposal urging the board to seek shareholder approval for senior management incentive compensation programs failed to define critical terms and was subject to differing interpretations).

In the case of the Proposal, there are numerous failures to define terms or to clarify the interaction of the various components of the Proposal. Consequently, neither Company shareholders voting on the proposal, nor the Company's management or the Board's Governance, Compensation and Nominating Committee, in implementing the proposal (if adopted), would be able to determine with any reasonable certainty the actions or measures the proposal requires.

First, the Proposal seeks to impose limitations on "senior executive" compensation, but it never defines the term "senior executive." One might guess that the reference is meant to correspond to the term "Senior Executive Officer" under the Capital Purchase Program (the "CPP") established under the Troubled Asset Relief Program (the "TARP") of the Economic Emergency Stabilization Act of 2008, given the Proponent's efforts to tie the Proposal to the Company's participation in the CPP, but the Proposal does not so specify. The Proponent could be referring to "executive officer" as defined in Rule 3b-7 of the Exchange Act, "officer" as defined in Rule 16a-1 of the Exchange Act or "named executive officer" as defined in Item 402 of the Commission's Regulation S-K. In addition, the Proposal could mean "senior executive" in the sense of those with "senior" executive-level titles at the Company (the Company has approximately 78 employees with the title of "Senior Vice President" or higher at the holding company alone) or in the colloquial sense (which could mean an even larger group of individuals at both the Company and its subsidiaries). The fact that the entire Proposal turns on a term that is never defined should, even standing alone, be sufficient to exclude the Proposal pursuant to Rule 14a-8(i)(3).

Second, the Proposal does not reference the intended duration of the elements of its Proposal. Despite the absence of any true linkage between the CPP and the executive compensation limits included in the Proposal, as noted above, the Proponent has tried to closely tie the Proposal to the participation in the CPP and the TARP. This could be meant to imply to both Company shareholders voting on the proposal, and the Company in implementing the Proposal, if adopted, that the executive compensation provisions of the Proposal correspond to the executive compensation provisions of the CPP – *i.e.*, they apply only for the period of Treasury's investment in the Company. However, there is nothing in the Proposal that clarifies the duration of the proposed compensation limits, or whether the limits apply for all time.

Third, the Proposal seeks to limit "target annual incentive compensation (bonus)" to no greater than one times annual salary, but it gives no guidance for when it would be appropriate to pay (as opposed to "target") bonuses greater than one times annual salary. It is also unclear what the Proponent means in its use in the Proposal of "annual incentive compensation (bonus)." As can be seen in the varying categories and definitions included in Item 402 of the Commission's Regulation S-K, both "bonus" and "incentive" compensation are susceptible of different meanings.

Fourth, the Proposal seeks to require that a majority of long-term compensation be made in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares. However, the Proposal does not clarify whether the determination of "majority" applies on a senior executive by senior executive basis or on an aggregate basis.

Similarly, the Proposal does not clarify whether the determination applies on a year by year basis or over a longer period of time. The Proposal also fails to clarify the impact of awards made in any one year that could increase or decrease in value in the future, or how value would be determined, all of which could substantially impact the "majority" determination.

Fifth, the Proposal requires that stock options be indexed to "peer performance so that relative, not absolute, future stock price improvements are rewarded." The Proposal does not, however, delineate performance measures, provide guidance for determining peers within the meaning of the Proposal or their relative weighting in the index (*e.g.*, is there market capitalization weighting, how are mergers addressed, how often should the peer group be updated, etc.), or otherwise explain how the indexing would work.

Sixth, the Proposal calls for executives to hold at least 75% of the shares obtained through equity awards for the full term of their employment. But once again, the Proponent has failed to answer numerous questions, including the treatment of shares surrendered or sold to satisfy exercise prices or tax obligations relating to the equity award, whether vested (but unexercised) options are credited towards the holding period, whether shares held in a family trust or other estate planning vehicle count towards the holding requirement or whether the holding requirement is determined on a senior executive by senior executive basis or on an aggregate basis. It is also ambiguous whether shares acquired at a discount under an employee stock purchase plan or pursuant to a match program under tax-deferred retirement plans would be considered equity awards for purposes of the Proposal.

Seventh, the Proposal calls for a prohibition on "accelerated vesting" for all unvested equity awards held by senior executives. However, the Proponent does not define "accelerated vesting." For example, it is unclear whether the Proposal prohibits only the Company board from determining to vest unvested equity awards where the award holder has no right to be vested in the award, or whether the Proposal prohibits customary vesting provisions that apply in limited circumstances (such as in a change of control, termination without cause, death, disability, etc.). It is unclear where the Proposal draws the line between time (or performance) based vesting and vesting based on the occurrence of other events or circumstances.

Eighth, the Proposal would limit "severance payments" to an amount no greater than one times annual salary, but the Proposal fails to specify how severance payments would be calculated. For example, would only cash payments be included, or would other items, like continuing medical coverage or payout of deferred compensation count? Similarly, the Proposal does not answer the question as to whether retirement obligations that become payable upon termination count as "severance" if they are paid on an accelerated basis. The CPP specifically excludes from its definition of potentially prohibited "parachute" payments amounts that have already been earned in full by the executive. But the Proposal doesn't provide clarity on this topic.

In sum, the Proposal is exceedingly vague and indefinite and gives rise to a strong likelihood that the Company's shareholders will interpret the elements of the Proposal to set standards different from those envisioned by other shareholders, from those that were meant by the Proponent and from those that the Company board of directors and its independent Governance, Compensation and Nominating Committee may adopt. Neither the Company shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and, accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

The Proposal is Excludable Pursuant to Rule 14a-8(i)(7)

The Proposal may be properly omitted in accordance with Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. Under Rule 14a-8(i)(7), a company may properly exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." *See* Exchange Act Rule 14a-8(i)(7). As the Commission stated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

To the extent that the Proposal's definition of "senior executive" could have coverage beyond senior executive officers within the meaning of Staff Legal Bulletin No. 14A (July 12, 2002), the Proposal is properly excluded pursuant to Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations. Moreover, the Proposal calls for "a majority of long-term compensation [to] be awarded in the form of performance-vested equity instruments" in an element of the Proposal that is not expressly limited to senior executive officers. As the Commission noted in an analogous situation in Staff Legal Bulletin No. 14A, proposals that seek to obtain shareholder approval of all equity compensation plans without regard to their potential dilutive effect can be excluded in reliance on Rule 14a-8(i)(7). The above referenced equity incentive changes do not address the dilutive effect of equity awards and should, therefore, be excludable pursuant to Rule 14a-8(i)(7).

The Company also believes that, inasmuch as the Commission has in the past appropriately noted that proposals regarding executive officer and director compensation are among those proposals that can "transcend the day-to-day business matters," at some point a proposal – even if related to important and significant social policy issues – moves beyond addressing significant policy issues and back into the realm of ordinary business operations. The breadth of the proposal set forth by the Proponent, with seven separate components, and applying to at least the top five (and possibly significantly more) officers at the company, has moved from important policy statement appropriate to shareholder vote to micromanagement of the board and the Governance, Compensation and Nominating Committee's compensation philosophy, process, needs and powers. At some point, the exception swallows the rule. Accordingly, the Proposal should be excludable pursuant to Rule 14a-8(i)(7).

The Proposal is Excludable Pursuant to Rule 14a-8(i)(6)

The Proposal is not within the Company's power to implement because implementation would require the Company to breach its existing compensation arrangements. In the past, the Staff has allowed the exclusion of shareholder proposals if the proposal could cause the issuer to breach existing compensation agreements or arrangements. See, e.g., *Home Depot, Inc.* (February 12, 2008) (proposal excludable because it could cause the issuer to breach existing employment agreement); *Phillips Petroleum Company* (March 13, 2002) (proposal providing for specified levels of salary increases excludable pursuant to Rule 14a-8(i)(2) because of the potential to cause the issuer to breach an existing compensation agreement); *NetCurrents, Inc.* (June 1, 2001) (proposal excludable because it could cause the issuer to terminate and breach existing employment agreements or other contractual obligations).

Assuming that the term "senior executive officer" is meant to encompass only the five "named executive officers," each of these officers has contractual compensation rights that could be violated if the Company board were to adopt the Proposal. For example, (1) assuming the Proposal intends for the term "accelerated vesting" to cover vesting that under the Company's existing award agreements occurs based on particular events (such as change of control and death) rather than straight time- or performance-based vesting, the Proposal would violate the rights of each of the named executives under their equity compensation awards in certain circumstances, including those noted in the preceding parenthetical (a sample form of restricted stock agreement, reflective of the restricted stock agreements of the named executive officers, is attached as **Exhibit D**, and attention is directed to Sections 4 and 5 of that agreement), and (2) assuming the Proposal intends to cover change-of-control severance rights among those severance rights that cannot, under the Proposal, exceed one times annual salary, the Proposal would violate the named executives' rights under their change of control employment agreements (a form of change of control employment agreement used for the named executives is attached as **Exhibit E**, and attention is directed to Section 5(a)(1)(B)). While the supporting statement references existing employment arrangements, the Proposal that the Proponent seeks to have adopted includes no exceptions for such arrangements, notwithstanding that the Proponent would clearly have been aware of those existing employment arrangements. Adopting the Proposal would require the alteration of valid and enforceable employment obligations that the Company does not have the unilateral power to alter and, therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(f) and 14a-8(i)(1), (6) and (7). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2009 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (214) 462-4447 or fax at (214) 462-4440.

Sincerely,

Jon W. Bilstrom

cc: Ms. Jennifer O'Dell (SENT VIA FEDERAL EXPRESS)
Assistant Director
LIUNA Department of Corporate Affairs
c/o Laborers' International Union of North
America Corporate Governance Project
905 16th Street, NW
Washington, D.C. 20006

Ms. LuBeth Greene (SENT VIA FEDERAL EXPRESS)
Fund Administrator
Laborers National Pension Fund
14140 Midway Road, Suite 105
Dallas, Texas 75244-3672

Enclosures

EXHIBIT A

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

December 3, 2008

Mr. Jon Bilstrom
EVP Governance, Regulatory Relations
and Legal Affairs and Corporate Secretary
Comerica, Inc.
Comerica Bank Tower
1717 Main Street
Dallas, TX 75201

Sent Via Fax 214-462-4440

Dear Mr. Bilstrom,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comerica, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 13,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,

Lu Beth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure

Resolved: Given that Comerica, Inc. ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.

EXHIBIT B

Comerica Bank

Comerica Incorporated

Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201
214-462-4447 (Direct)
214-462-4440 (Fax)

Jon W. Bilstrom
Executive Vice President Governance,
Regulatory Relations and Legal Affairs,
and Secretary

December 17, 2008

SENT VIA FACSIMILE: (972) 233-3026

Ms. LuBeth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, Texas 75380-3415

Dear Ms. Greene,

As Corporate Secretary, I am responding to the letter you sent to Comerica Incorporated (the "Company") via facsimile on December 3, 2008, submitting a shareholder proposal for inclusion in the Company's 2009 proxy statement. In your letter, you indicated that the Laborers National Pension Fund (the "Fund") is the beneficial holder of approximately 13,000 shares of the Company's common stock. You also indicated that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." We have not received any such verification from the record holder. In addition, we have confirmed with the Company's stock transfer agent that the Fund is not a registered holder of the Company's stock. Therefore, we cannot independently verify the Fund's eligibility under Rule 14a-8(b).

This letter is to notify you that the Company intends to exclude the Fund's proposal if you fail to provide substantiation of the Fund's stock ownership in the Company pursuant to the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted on the Fund's behalf. The Fund must continue to hold those securities through the date of the meeting.

Under Rule 14a-8(b), the Fund may prove eligibility to submit a shareholder proposal in one of two ways. It may (1) submit to the Company a written statement from the record holder of the Fund's securities (usually a broker or bank) verifying that, at the time the Fund submitted its proposal, it had continuously owned the securities for one year or (2) if the Fund filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the Company shares as of or before the date on which the one-year eligibility period begins, then it may demonstrate eligibility by submitting to the Company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level;

(B) A written statement that the Fund continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) A written statement that the Fund intends to continue ownership of the shares through the date of the Company's annual meeting.

We have included a copy of Rule 14a-8 with this letter. You may reference it if you have any questions on how to prove your eligibility. Your response to this notice must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notice.

Pursuant to your request, we are forwarding a copy of this correspondence to Ms. Jennifer O'Dell. Please feel free to contact me if you have any questions. I can be reached at (214) 462-4447.

Sincerely,

Jon W. Bilstrom

cc: Ms. Jennifer O'Dell (SENT VIA FACSIMILE: (202) 737-2754)
Assistant Director
LIUNA Department of Corporate Affairs
c/o Laborers' International Union of North
America Corporate Governance Project
905 16th Street, NW
Washington, D.C. 20006

Enclosure

EXHIBIT C

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166
314 418-0388
314 418-2520 fax

Sent Via Fax 214-462-4440

December 22, 2008

Mr. Jon Bilstrom
EVP Governance, Regulatory Relations and Legal Affairs and Corporate Secretary
Comerica, Inc.
Comerica Bank Tower
1717 Main Street
Dallas, TX 75201

Re: Certification of Shareholding in Comerica, Inc. <cusip 200340107 > for the Laborers' National Pension Fund

Dear Mr. Bilstrom,

US Bank is the record holder for 13,000 shares of Comerica, Inc. ("Company") common stock held for the benefit of the Laborers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 20, 2008, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President
(314) 418-8433

EXHIBIT D

COMERICA INCORPORATED
RESTRICTED STOCK AWARD AGREEMENT

THIS AGREEMENT (the "Agreement") between Comerica Incorporated (the "Company") and [Name] (the "Award Recipient") is effective as of [Date] (the "Effective Date"). Any undefined terms appearing herein as defined terms shall have the same meaning as they do in the Comerica Incorporated 2006 Long-Term Incentive Plan, as amended and/or restated from time to time (the "Plan"). The Company will provide a copy of the Plan to the Award Recipient upon request.

WITNESSETH:

1. Award of Stock. Pursuant to the provisions of the Plan, the Company hereby awards the Award Recipient, subject to the terms and conditions of the Plan (incorporated herein by reference), and subject further to the terms and conditions in this Agreement, [# awarded] Shares of $5.00 par value common stock of the Company (the "Stock Award").

2. Vesting of Stock Award. Until it is vested, the Stock Award is subject to forfeiture. Subject to the terms of the Plan and this Agreement, including without limitation, paragraph 5 and fulfillment of the employment requirements in paragraph 4 below, the Stock Award will vest and become free of restrictions on __________. As soon as administratively feasible after the vesting of the Stock Award and the satisfaction of any applicable taxes pursuant to paragraph 12 of this Agreement, the Company will deliver to the Award Recipient (or to the designated Beneficiary of the Award Recipient if the Award Recipient is not then living) evidence of his or her ownership (by book entry or certificate), of the Shares subject to the vested Stock Award for which any applicable taxes have been paid.

3. Cancellation of Stock Award. The Committee has the right to cancel for no consideration all or any portion of the Stock Award in accordance with Section 4 of the Plan if the Committee determines in good faith that the Award Recipient has done any of the following: (i) committed a felony; (ii) committed fraud; (iii) embezzled; (iv) disclosed confidential information or trade secrets; (v) was terminated for Cause; (vi) engaged in any activity in competition with the business of the Company or any Subsidiary or Affiliate of the Company; or (vii) engaged in conduct that adversely affected the Company. The Delegate shall have the power and authority to suspend the vesting of or the right to receive the Shares in respect of all or any portion of the Stock Award if the Delegate makes in good faith the determination described in the preceding sentence. Any such suspension of a Stock Award shall remain in effect until the suspension shall be presented to and acted on by the Committee at its next meeting. This paragraph 3 shall have no application for the two-year period following a Change of Control of the Company.

4. Employment Requirements. Except as provided in this Agreement, in order to vest in and not forfeit the Stock Award, the Award Recipient must remain employed by the Company or one of its Affiliates until the Stock Award has vested. If there is a Termination of Employment for any reason (other than due to death or Disability) before the Stock Award has vested, the Award Recipient will forfeit the Stock Award as of the date of the Termination of Employment unless the Committee determines otherwise. If there is a Termination of Employment due to the death or Disability of the Award Recipient prior to this Stock Award vesting, the Stock Award will vest as of the date of the Award Recipient's Termination of Employment due to death or Disability.

5. Effect of a Change of Control. This Stock Award will vest and become free of restrictions on the date a Change of Control of the Company occurs.

6. Nontransferability. Neither this Stock Award, nor any of the rights pertaining thereto or under this Agreement, shall be transferable other than by will or the laws of intestacy until the Stock Award has vested; *provided, however*, that the Award Recipient may, in the manner established by the Committee, designate a Beneficiary to receive any property distributable with respect to the Stock Award upon the death of the Award Recipient. Prior to vesting, this Stock Award and any rights pertaining thereto or under this Agreement may not be pledged, alienated, attached or otherwise encumbered. Any purported pledge, alienation, attachment or encumbrance of the Stock Award or rights pertaining thereto that is contrary to the provisions of this Agreement or the Plan shall be void and unenforceable against the Company or any Affiliate.

7. Voting and Dividends. Beginning upon the Effective Date, the Award Recipient shall have the right to vote the Shares underlying the unvested Stock Award and to receive any cash dividends or cash distributions that may be paid with respect thereto. Subject to Section 11(D) of the Plan, in the event of a stock dividend, stock distribution, stock split, division of shares or other corporate structure change which results in the issuance of additional Shares with respect to any Share of the Stock Award prior to such Stock Award having vested, such additional Shares will be subject to the same restrictions and vesting requirements as are applicable to such unvested Share of the Stock Award.

8. No Right to Continued Employment. Nothing in the Plan or this Agreement shall confer on the Award Recipient any right to continue in the employment of the Company or its Affiliates for any given period or on any specified terms nor in any way affect the Company's or its Affiliates' right to terminate the Award Recipient's employment without prior notice at any time for any reason or for no reason.

9. Compliance with Laws and Regulations. The Stock Award and the obligation of the Company to deliver the Shares subject to the Stock Award are subject to compliance with all applicable laws, rules and regulations, to receipt of any approvals by any government or regulatory agency as may be required, and to any determinations the Company may make regarding the application of all such laws, rules and regulations.

10. Binding Nature of Plan. The Award Recipient agrees to be bound by all terms and provisions of the Plan and related administrative rules and procedures, including terms and provisions and administrative rules and procedures adopted and/or modified after the granting of the Stock Award. In the event any provisions of this Agreement are inconsistent with those of the Plan, the provisions of the Plan shall control.

11. Notices. Any notice to the Company under this Agreement shall be in writing to the following address or facsimile number: Human Resources - Executive Compensation, Comerica Incorporated, 411 West Lafayette, MC 3122, Detroit, MI 48226; Facsimile Number: 313-964-3153. The Company will address any notice to the Award Recipient to his or her current address according to the Company's personnel files. All written notices provided in accordance with this paragraph shall be deemed to be given when (a) delivered to the appropriate address(es) by hand or by a nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile to the appropriate facsimile number, with confirmation by telephone of transmission receipt; or (c) received by the addressee, if sent by U.S. mail to the appropriate address or by Company inter-office mail to the appropriate mail code. Either party may designate in writing some other address or facsimile number for notice under this Agreement.

12. Withholding. No later than the date as of which an amount first becomes includible in the gross income of the Award Recipient for Federal income tax purposes with respect to any Shares subject to this Stock Award, the Award Recipient shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Federal, state and local income and employment taxes that are required by applicable laws and regulations to be withheld with respect to such amount. The Award Recipient authorizes the Company to withhold from his or her compensation to satisfy any income and employment tax withholding obligations in connection with the Stock Award. The Award Recipient agrees that the Company may delay removal of the restrictive legend until proper payment of such taxes has been made by the Award Recipient. Unless determined otherwise by the Committee, the Award Recipient may satisfy such obligations under this paragraph 12 by any method authorized under Section 9 of the Plan.

13. Voluntary Participation. Participation in the Plan is voluntary. The value of the Stock Award is an extraordinary item of compensation outside the scope of the Award Recipient's employment contract, if any. As such, the Stock Award is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

14. Force and Effect. The various provisions of this Agreement are severable in their entirety. Any judicial or legal determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.

15. Successors. This Agreement shall be binding upon and inure to the benefit of the successors of the respective parties.

IN WITNESS WHEREOF, this Agreement has been executed by an appropriate officer of Comerica Incorporated and by the Award Recipient, both as of the day and year first above written.

COMERICA INCORPORATED

By:______________________
Name: Jacquelyn H. Wolf
Title: Executive Vice President
Corporate Human Resources

Recipient's Signature	Print Name	Employee ID No.

EXHIBIT E

CHANGE OF CONTROL EMPLOYMENT AGREEMENT (BE4 AND HIGHER)

CHANGE OF CONTROL EMPLOYMENT AGREEMENT, dated as of the ____ day of __________, 20___ (this "Agreement"), by and between COMERICA INCORPORATED, a Delaware corporation (the "Company"), and ______________________ (the "Executive").

WHEREAS, the Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined herein). The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a Change of Control that ensure that the compensation and benefits expectations of the Executive will be satisfied and that provide the Executive with compensation and benefits arrangements that are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

Section 1. **Certain Definitions**. (a) "Effective Date" means the first date during the Change of Control Period (as defined herein) on which a Change of Control occurs. Notwithstanding anything in this Agreement to the contrary, if (A) the Executive's employment with the Company is terminated by the Company, (B) the Date of Termination is prior to the date on which a Change of Control occurs, and (C) it is reasonably demonstrated by the Executive that such termination of employment (i) was at the request of a third party that has taken steps reasonably calculated to effect a Change of Control or (ii) otherwise arose in connection with or anticipation of a Change of Control (such a termination of employment, an "Anticipatory Termination"), then for all purposes of this Agreement, the "Effective Date" means the date immediately prior to such Date of Termination.

(b) "Change of Control Period" means the period commencing on the date hereof and ending on the third anniversary of the date hereof; *provided*, *however*, that, commencing on the date one year after the date hereof, and on each annual anniversary of such date (such date and each annual anniversary thereof, the "Renewal Date"), unless previously terminated, the Change of Control Period shall be automatically extended so as to terminate three years from such Renewal Date, unless, at least 60 days prior to the Renewal Date, the Company shall give notice to the Executive that the Change of Control Period shall not be so extended.

(c) "Affiliated Company" means any company controlled by, controlling or under common control with the Company.

(d) "Change of Control" means:

(1) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however*, that, for purposes of this Section 1(d), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition pursuant to a transaction that complies with Sections 1(d)(3)(A), 1(d)(3)(B) and 1(d)(3)(C);

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(3) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business

Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(4) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Section 2. **Employment Period.** The Company hereby agrees to continue the Executive in its employ, subject to the terms and conditions of this Agreement, for the period commencing on the Effective Date and ending on the last day of the thirtieth consecutive month following the Effective Date (the "Employment Period"). The Employment Period shall terminate upon the Executive's termination of employment for any reason.

Section 3. **Terms of Employment.** (a) **Position and Duties.**
(1) During the Employment Period, (A) the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all respects with the most significant of those held, exercised and assigned at any time during the 120-day period immediately preceding the Effective Date, and (B) the Executive's services shall be performed at the location where the Executive was employed immediately preceding the Effective Date or at any office or location less than 60 miles from such location.

(2) During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive hereunder, to use the Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, it shall not be a violation of this Agreement for the Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that, to the extent that any such activities have been conducted by the Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of the Executive's responsibilities to the Company.

(b) **Compensation.** (1) **Base Salary.** During the Employment Period, the Executive shall receive an annual base salary (the "Annual Base Salary") at an annual rate at least equal to 26 times the highest bi-weekly base salary paid or payable, including any base salary that has been earned but deferred, to the Executive by the Company and the Affiliated Companies in respect of the one-year period immediately preceding the month in which the Effective Date occurs. The Annual Base Salary shall be paid to the Executive at such intervals as the Company pays executive salaries generally, unless the Executive shall elect to defer the receipt of such Base Salary pursuant to an arrangement that meets the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). During the Employment Period, the Annual Base Salary shall be reviewed at least annually, beginning no more than 12 months after the last salary increase awarded to the Executive prior to the Effective Date. Any increase in the Annual Base Salary shall not serve to limit or reduce any other obligation to the Executive under this Agreement. The Annual Base Salary shall not be reduced after any such increase and the term "Annual Base Salary" shall refer to the Annual Base Salary as so increased.

(2) **Annual Bonus.** In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") in cash at least equal to the aggregate of the Executive's highest bonus under each of

(i) the Company's Management Incentive Plan; and

(ii) any business unit incentive plan of the Company in which the Executive has participated during any portion of the last three fiscal years (or any predecessor or successor plan to any thereof), as applicable, for the last three full fiscal years prior to the Effective Date, including any bonus or portion thereof that has been earned but deferred (annualized in the event that the Executive was not employed by the Company for the whole of such fiscal year and not otherwise paid a full year's bonus for such year) (the "Recent Annual Bonus"). For purposes of determining the Recent Annual Bonus, the highest bonus under the Management Incentive Plan shall be determined by including bonuses earned for both the annual and multiyear performance periods ending in each of the last three full fiscal years prior to the Effective Date (or for such lesser number of full fiscal years prior to the Effective Date for which the Executive was eligible to earn such a bonus and annualized in the case of any pro rata bonus earned for a partial fiscal year). Each such Annual Bonus shall be paid no later than two and a half months after the end of the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of such Annual Bonus pursuant to an arrangement that meets the requirements of Section 409A of the Code.

(3) **Long-Term Equity Incentives, Savings and Retirement Plans.** During the Employment Period, the Executive shall be entitled to participate in all equity incentive, savings and retirement plans, practices, policies, and programs applicable generally to other peer executives of the Company and the Affiliated Companies, but in no event shall such plans, practices, policies and programs provide the Executive with incentive opportunities (measured with respect to both regular and special incentive opportunities, to the extent, if any, that such distinction is applicable), savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and the Affiliated Companies for the Executive under such plans, practices, policies and programs as in effect at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, those provided generally at any time after the Effective Date to other peer executives of the Company and the Affiliated Companies.

(4) **Welfare Benefit Plans.** During the Employment Period, the Executive and/or the Executive's family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company and the Affiliated Companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans

and programs) to the extent applicable generally to other peer executives of the Company and the Affiliated Companies, but in no event shall such plans, practices, policies and programs provide the Executive with benefits that are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, those provided generally at any time after the Effective Date to other peer executives of the Company and the Affiliated Companies.

(5) **Expenses.** During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the most favorable policies, practices and procedures of the Company and the Affiliated Companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and the Affiliated Companies.

(6) **Fringe Benefits.** During the Employment Period, the Executive shall be entitled to fringe benefits, including, without limitation, tax planning services, payment of club dues, and, if applicable, use of an automobile and payment of related expenses, in accordance with the most favorable plans, practices, programs and policies of the Company and the Affiliated Companies in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and the Affiliated Companies.

(7) **Office and Support Staff.** During the Employment Period, the Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to exclusive personal secretarial and other assistance, at least equal to the most favorable of the foregoing provided to the Executive by the Company and the Affiliated Companies at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as provided generally at any time thereafter with respect to other peer executives of the Company and the Affiliated Companies.

(8) **Vacation.** During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the most favorable plans, policies, programs and practices of the Company and the Affiliated Companies as in effect for the Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and the Affiliated Companies.

Section 4. **Termination of Employment.** (a) **Death or Disability.** The Executive's employment shall terminate automatically if the Executive dies during the Employment Period. If the Company determines in good faith that the Disability (as defined herein) of the Executive has occurred during the Employment Period (pursuant to the definition of "Disability"), it may give to the Executive written notice in accordance with Section 11(b) of its intention to terminate the Executive's employment. In such event, the Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the "Disability Effective Date"), *provided* that, within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive's duties. "Disability" means the absence of the Executive from the Executive's duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness that is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive's legal representative.

(b) **Cause**. The Company may terminate the Executive's employment during the Employment Period with or without Cause. "Cause" means:

(1) the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company or any Affiliated Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Board or the Chief Executive Officer of the Company that specifically identifies the manner in which the Board or the Chief Executive Officer of the Company believes that the Executive has not substantially performed the Executive's duties, or

(2) the willful engaging by the Executive in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

For purposes of this Section 4(b), no act, or failure to act, on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon (A) authority given pursuant to a resolution duly adopted by the Board, or if the Company is not the ultimate parent corporation of the Affiliated Companies and is not publicly-traded, the board of directors of the ultimate parent of the Company (the "Applicable Board"), (B) the instructions of the Chief Executive Officer of the Company or a senior officer of the Company or (C) the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Applicable Board (excluding the Executive, if the Executive is a member of the Applicable Board) at a meeting of the Applicable Board called and held for such purpose (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with counsel for the Executive, to be heard before the Applicable Board), finding that, in the good faith opinion of the Applicable Board, the Executive is guilty of the conduct described in Section 4(b)(1) or 4(b)(2), and specifying the particulars thereof in detail.

(c) **Good Reason**. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason or by the Executive voluntarily without Good Reason. "Good Reason" means:

(1) the assignment to the Executive of any duties inconsistent in any respect with the Executive's position (including status, offices, titles and reporting requirements), authority,

duties or responsibilities as contemplated by Section 3(a), or any action by the Company that results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(2) any failure by the Company to comply with any of the provisions of Section 3(b), other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and that is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(3) the Company's requiring the Executive to be based at any office or location other than as provided in Section 4(a)(i)(B) hereof or the Company's requiring the Executive to travel on Company business to a substantially greater extent than required immediately prior to the Effective Date;

(4) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement; or

(5) any failure by the Company to comply with and satisfy Section 10(c).

For purposes of this Section 4(c) of this Agreement, any good faith determination of Good Reason made by the Executive shall be conclusive. Anything in this Agreement to the contrary notwithstanding, a termination by the Executive for any reason pursuant to a Notice of Termination given during the 30-day period immediately following the first anniversary of the Effective Date shall be deemed to be a termination for Good Reason for all purposes of this Agreement. The Executive's mental or physical incapacity following the occurrence of an event described above in clauses (1) through (5) shall not affect the Executive's ability to terminate employment for Good Reason.

(d) **Notice of Termination.** Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b). "Notice of Termination" means a written notice that (1) indicates the specific termination provision in this Agreement relied upon, (2) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated, and (3) if the Date of Termination (as defined herein) is other than the date of receipt of such notice, specifies the Date of Termination (which Date of Termination shall be not more than 30 days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive's or the Company's respective rights hereunder.

(e) **Date of Termination.** "Date of Termination" means (1) if the Executive's employment is terminated by the Company for Cause, or by the Executive for Good Reason, the date of receipt of the Notice of Termination or such later date specified in the Notice of Termination, as the case may be, (2) if the Executive's employment is terminated by the Company other than for Cause or Disability, the date on which the Company notifies the Executive of such termination, (3) if the Executive resigns without Good Reason, the date on which the Executive notifies the Company of such termination, and (4) if the Executive's employment is terminated by reason of death or Disability, the date of death of the Executive or the Disability Effective Date, as the case may be. Notwithstanding the foregoing, in no event shall the Date of Termination occur until the Executive experiences a "separation from service" within the meaning of Section 409A of the Code, and notwithstanding anything contained herein to the contrary, the date on which such separation from service takes place shall be the "Date of Termination."

Section 5. <u>Obligations of the Company upon Termination</u>.

(a) By the Executive for <u>Good Reason; By the Company Other Than for Cause, Death or Disability</u>. If, during the Employment Period, the Company terminates the Executive's employment other than for Cause, Death or Disability or the Executive terminates employment for Good Reason:

(1) the Company shall pay to the Executive, in a lump sum in cash within 30 days after the Date of Termination, the aggregate of the following amounts:

(A) the sum of (i) the Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid or deferred pursuant to an irrevocable election under any deferred compensation arrangement subject to Section 409A, (ii) any accrued vacation pay to the extent not theretofore paid (the sum of the amounts described in subclauses (i) and (ii), the "Accrued Obligations") and (iii) an amount equal to the product of (x) the higher of (I) the Recent Annual Bonus and (II) the aggregate Annual Bonus under each of the Company's Management Incentive Plan and any business unit incentive plan of the Company in which the Executive has participated (or any predecessor or successor plan to any thereof) paid or payable, including any bonus or portion thereof that has been earned but deferred (and annualized for any fiscal year consisting of less than 12 full months or during which the Executive was employed for less than 12 full months), for the most recently completed fiscal year during the Employment Period, if any, (it being understood that, such Annual Bonus shall be determined by including bonuses earned for both the annual and multiyear performance periods ending in such recently completed fiscal year during the Employment Period) (such higher amount, the "Highest Annual Bonus") and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination and the denominator of which is 365 (the "Pro Rata Bonus"); and

(B) the amount equal to the product of (i) three and (ii) the sum of (x) the Executive's Annual Base Salary and (y) the Highest Annual Bonus.

(2) **[FOR THE AGREEMENTS OF EXECUTIVES COMMENCING EMPLOYMENT PRIOR TO JANUARY 1, 2007:** the Company shall pay to the Executive, at such time as such amounts are payable under the terms of each applicable SERP (as defined below), or, if the Executive does not participate in a SERP, in a lump sum in cash within 30 days after the Date of Termination, an amount equal to the excess of (i) the actuarial equivalent of the benefit under the Company's qualified defined benefit retirement plan (the "Retirement Plan") (utilizing actuarial assumptions no less

favorable to the Executive than those in effect under the Retirement Plan immediately prior to the Effective Date) and any excess or supplemental retirement plan in which the Executive participates (collectively, the "SERP") (utilizing actuarial assumptions no less favorable to the Executive than those in effect under the SERP immediately prior to the Effective Date) that the Executive would receive if the Executive's employment continued for three years after the Date of Termination, assuming for this purpose that (x) the accrued benefit is fully vested, (y) the Executive's age is increased by the number of years (including partial years) that the Executive is deemed to be so employed and (z) the Executive's compensation in each of the three years is that required by Sections 3(b)(1) and 3(b)(2) payable in equal biweekly installments over such three-year period, over (ii) the actuarial equivalent of the Executive's actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the Date of Termination;]

[FOR THE AGREEMENTS OF EXECUTIVES COMMENCING EMPLOYMENT ON OR AFTER JANUARY 1, 2007: the Company shall pay to the Executive, at such time as such amounts are payable under the terms of each applicable SERP (as defined below), or, if the Executive does not participate in a SERP, in a lump sum in cash within 30 days after the Date of Termination, an amount equal to the excess of (i) the account balance under the Company's qualified defined contribution retirement plan (the "Defined Contribution Plan") and any excess or supplemental defined contribution plan in which the Executive participates (collectively, the "SERP") that the Executive would receive if the Executive's employment continued for three years after the Date of Termination, assuming for this purpose that (x) the account balance is fully vested, (y) the Company makes a nonelective employer contribution to the SERP for each year in such three-year period in an amount equal to the greatest nonelective employer contribution made to such plan during the last three full fiscal years prior to the Effective Date and (z) the Executive's compensation in each of the three years is that required by Section 3(b)(1) and Section 3(b)(2) payable in equal biweekly installments for such three-year period, over (ii) the account balance (paid or payable), if any, under the Defined Contribution Plan and the SERP as of the Date of Termination;]

(3) during the three year period following the Date of Termination (the "Benefits Period"), the Company shall provide the Executive, his spouse and his eligible dependents with medical and dental insurance coverage (the "Health Care Benefits") and life insurance benefits no less favorable to those which the Executive, his spouse and his eligible dependents were receiving immediately prior to the Date of Termination or, if more favorable to such persons, as in effect generally at any time thereafter with respect to other peer executives of the Company and the Affiliated Companies; *provided, however*, that the Health Care Benefits shall be provided during the Benefits Period in such a manner that such benefits are excluded from the Executive's income for federal income tax purposes; *provided, further, however*, that if the Executive becomes re-employed with another employer and is eligible to receive health care benefits under another employer-provided plan, the health care benefits provided hereunder shall be secondary to those provided under such other plan during such applicable period of eligibility. The receipt of the Health Care Benefits shall be conditioned upon the Executive continuing to pay the monthly premium as in effect at the Company from time to time for coverage provided to former employees under Section 4980B of the Code in

respect of the maximum level of coverage that the Executive could otherwise elect to receive for the Executive, his spouse and eligible dependents if the Executive were still an employee of the Company during the Benefits Period (*i.e.*, single, single plus one, or family) (the "Applicable COBRA Premium") regardless of what level of coverage is actually elected. During the portion of the Benefits Period in which the Executive, his spouse and his eligible dependents continue to receive coverage under the Company's Health Care Benefits plans, the Company shall pay to the Executive a monthly amount equal to the excess of (x) the Applicable COBRA Premium over (y) the monthly employee contribution rate that is paid by Company employees generally for the same or similar coverage, as in effect from time to time (and which amount shall in no event be greater than the employee contribution rate for the applicable level of coverage as in effect immediately prior to the Effective Date), which payment shall be paid in advance on the first payroll day of each month, commencing with the month immediately following the Executive's Date of Termination. The Company shall use its reasonable best efforts to ensure that, following the end of the Benefit Period, the Executive shall be eligible to elect continued health coverage pursuant to Section 4980B of the Code or other applicable law ("COBRA Coverage"), as if the Executive's employment with the Company had terminated as of the end of such period. For purposes of determining eligibility (but not the time of commencement of benefits) of the Executive for retiree welfare benefits pursuant to the Company's retiree welfare benefit plans, if any, the Executive shall be considered to have remained employed until the end of the Benefit Period and to have retired on the last day of such period. In order to comply with Section 409A of the Code, (i) the amount of benefits that the Company is obligated to provide under this Section 5(a)(3) in any given calendar year shall not affect the amount of such benefits that the Company is obligated to pay in any other calendar year; and (ii) the Executive's right to have the Company provide such benefits may not be liquidated or exchanged for any other benefit; and

(4) the Company shall, at its sole expense as incurred, provide the Executive with outplacement services the scope and provider of which shall be selected by the Executive in the Executive's sole discretion, *provided* that such outplacement benefits shall end not later than the last day of the second calendar year that begins after the Date of Termination; and

(5) except as otherwise set forth in the last sentence of Section 6, to the extent not theretofore paid or provided, the Company shall timely pay or provide to the Executive any Other Benefits (as defined in Section 6) in accordance with the terms of the underlying plans or agreements.

Notwithstanding the foregoing provisions of Sections 5(a)(1), (2) or (3), in the event that the Executive is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the Date of Termination) (a "Specified Employee"), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable and benefits that would otherwise be provided under Sections 5(a)(1), (2) or (3) during the six-month period immediately following the Date of Termination (other than the Accrued Obligations) shall instead be paid, with interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code ("Interest") determined as of the Date of Termination, or provided on the first business day after the date that is six months following the Executive's "separation from service" within the meaning of Section 409A of the Code (the "Delayed Payment Date").

(b) **Death.** If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, the Company shall provide the Executive's estate or beneficiaries with the Accrued Obligations and the Pro Rata Bonus and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. The Accrued Obligations and the Pro Rata Bonus shall be paid to the Executive's estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(b) shall include, without limitation, and the Executive's estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and the Affiliated Companies to the estates and beneficiaries of peer executives of the Company and the Affiliated Companies under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other peer executives and their beneficiaries at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive's estate and/or the Executive's beneficiaries, as in effect on the date of the Executive's death with respect to other peer executives of the Company and the Affiliated Companies and their beneficiaries.

(c) **Disability.** If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, the Company shall provide the Executive with the Accrued Obligations and Pro Rata Bonus and the timely payment or delivery of the Other Benefits in accordance with the terms of the underlying plans or agreements, and shall have no other severance obligations under this Agreement. The Accrued Obligations and the Pro Rata Bonus shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination, *provided*, that in the event that the Executive is a Specified Employee, the Pro Rata Bonus shall be paid, with Interest, to the Executive on the Delayed Payment Date. With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(c) shall include, and the Executive shall be entitled after the Disability Effective Date to receive, disability and other benefits at least equal to the most favorable of those generally provided by the Company and the Affiliated Companies to disabled executives and/or their families in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other peer executives and their families at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to the Executive and/or the Executive's family, as in effect at any time thereafter generally with respect to other peer executives of the Company and the Affiliated Companies and their families.

(d) **Cause; Other Than for Good Reason.** If the Executive's employment is terminated for Cause during the Employment Period, the Company shall provide the Executive with the Executive's Annual Base Salary through the Date of Termination, and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. If the Executive voluntarily terminates employment during the Employment Period, excluding a termination for Good Reason, the Company shall provide to the Executive the Accrued Obligations and the Pro Rata Bonus and the timely payment or delivery of the Other

Benefits, and shall have no other severance obligations under this Agreement. In such case, all the Accrued Obligations and the Pro Rata Bonus shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination, *provided*, that in the event that the Executive is a Specified Employee, the Pro Rata Bonus shall be paid, with Interest, to the Executive on the Delayed Payment Date.

Section 6. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or the Affiliated Companies and for which the Executive may qualify, nor, subject to Section 11(f), shall anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement with the Company or the Affiliated Companies. Amounts that are vested benefits or that the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any other contract or agreement with the Company or the Affiliated Companies at or subsequent to the Date of Termination ("Other Benefits") shall be payable in accordance with such plan, policy, practice or program or contract or agreement, except as explicitly modified by this Agreement. Without limiting the generality of the foregoing, the Executive's resignation under this Agreement with or without Good Reason, shall in no way affect the Executive's ability to terminate employment by reason of the Executive's "retirement" under, or to be eligible to receive benefits under, any compensation and benefits plans, programs or arrangements of the Company or the Affiliated Companies, including without limitation any retirement or pension plans or arrangements or substitute plans adopted by the Company, the Affiliated Companies or their respective successors, and any termination which otherwise qualifies as Good Reason shall be treated as such even if it is also a "retirement" for purposes of any such plan. Notwithstanding the foregoing, if the Executive receives payments and benefits pursuant to Section 5(a) of this Agreement, the Executive shall not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company and the Affiliated Companies, unless otherwise specifically provided therein in a specific reference to this Agreement. [**FOR CEO AGREEMENT ONLY:** Notwithstanding anything in this Agreement to the contrary, in no event shall the benefits provided in the Supplemental Pension and Retiree Medical Agreement dated as of the 29th day of May 1998 by and between the Company and the Executive (the "Supplemental Agreement") be considered severance pay or benefits under any severance plan, program or policy of the Company for purposes of the immediately preceding sentence, and nothing in this Agreement shall limit the effectiveness of the Supplemental Agreement.]

Section 7. Full Settlement; Legal Fees. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense, or other claim, right or action that the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, and except as specifically provided in Section 5(a)(2), such amounts shall not be reduced whether or not the Executive obtains other employment. The Company agrees to pay as incurred (within 10 days following the Company's receipt of an invoice from the Executive), at any time from the Change of Control through the Executive's remaining lifetime (or, if longer, through the 20th anniversary of the Change of Control) to the full extent permitted by law, all legal fees and expenses that the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive about the amount of any payment pursuant to this Agreement), plus, in each case, Interest determined as of the date such legal fees and expenses were incurred; *provided*, that the Executive shall have submitted an invoice for such fees and expenses at least 10 days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred (or, in connection with a contest related to an Anticipatory Termination, following the calendar year in which such contest is finally resolved). The amount of such legal fees and expenses that the Company is obligated to pay in any given calendar year shall not affect the legal fees and expenses that the Company is obligated to pay in any other calendar year, and the Executive's right to have the Company pay such legal fees and expenses may not be liquidated or exchanged for any other benefit.

Section 8. Certain Additional Payments by the Company.

(a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise Tax, then the Executive shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, but excluding any income taxes and penalties imposed pursuant to Section 409A of the Code, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 8(a), if it shall be determined that the Executive is entitled to the Gross-Up Payment, but that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then no Gross-Up Payment shall be made to the Executive and the amounts payable under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing the payments and benefits under the following sections in the following order: (i) Section 5(a)(1)(B), (ii) Section 5(a)(1)(C), (iii) Section 5(a)(1)(A)(v) and (iv) Section 5(a)(2). For purposes of reducing the Payments to the Safe Harbor Amount, only amounts payable under this Agreement (and no other Payments) shall be reduced. If the reduction of the amount payable under this Agreement would not result in a reduction of the Parachute Value of all Payments to the Safe Harbor Amount, no amounts payable under the Agreement shall be reduced pursuant to this Section 8(a) and the Executive shall be entitled to the Gross-Up Payment. The Company's obligation to make Gross-Up Payments under this Section 8 shall not be conditioned upon the Executive's termination of employment.

(b) Subject to the provisions of Section 8(c), all determinations required to be made under this Section 8, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young LLP, or such other nationally recognized certified public accounting firm as may be designated by the Executive (the "Accounting Firm"). The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Executive may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section 8(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

(c) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:

(1) give the Company any information reasonably requested by the Company relating to such claim,

(2) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(3) cooperate with the Company in good faith in order effectively to contest such claim; and

(4) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 8(c), the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the

Executive and direct the Executive to sue for a refund or to contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; *provided, however*, that, if the Company pays such claim and directs the Executive to sue for a refund, the Company shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and *provided, further*, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by the Executive of a Gross-Up Payment or payment by the Company of an amount on the Executive's behalf pursuant to Section 8(c), the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of Section 8(c), if applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Company of an amount on the Executive's behalf pursuant to Section 8(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e) Any Gross-Up Payment, as determined pursuant to this Section 8, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm's determination; *provided* that, the Gross-Up Payment shall in all events be paid no later than the end of the Executive's taxable year next following the Executive's taxable year in which the Excise Tax (and any income or other related taxes or interest or penalties thereon) on a Payment are remitted to the Internal Revenue Service or any other applicable taxing authority or, in the case of amounts relating to a claim described in Section 8(c) that does not result in the remittance of any federal, state, local and foreign income, excise, social security and other taxes, the calendar year in which the claim is finally settled or otherwise resolved. Notwithstanding any other provision of this Section 8, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and the Executive hereby consents to such withholding.

(f) Definitions. The following terms shall have the following meanings for purposes of this Section 8.

(i) "Excise Tax" shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii) "Parachute Value" of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(iii) A "Payment" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

(iv) The "Safe Harbor Amount" means 2.99 times the Executive's "base amount," within the meaning of Section 280G(b)(3) of the Code.

Section 9. **Confidential Information.** The Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or the Affiliated Companies, and their respective businesses, which information, knowledge or data shall have been obtained by the Executive during the Executive's employment by the Company or the Affiliated Companies and which information, knowledge or data shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those persons designated by the Company. In no event shall an asserted violation of the provisions of this Section 9 constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

Section 10. **Successors.** (a) This Agreement is personal to the Executive, and, without the prior written consent of the Company, shall not be assignable by the Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Except as provided in Section 10(c), without the prior written consent of the Executive this Agreement shall not be assignable by the Company.

(c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. "Company" means the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid that assumes and agrees to perform this Agreement by operation of law or otherwise.

Section 11. **Miscellaneous.** (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. Subject to the last sentence of Section 11(h), this Agreement may not be amended or modified other than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

if to the Executive:

At the most recent address on file at the Company.

if to the Company:

Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201
Attention: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(d) The Company may withhold from any amounts payable under this Agreement such United States federal, state or local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(e) The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Sections 4(c)(1) through 4(c)(5), shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(f) The Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between the Executive and the Company, the employment of the Executive by the Company is "at will" and, subject to Section 1(a), prior to the Effective Date, the Executive's employment may be terminated by either the Executive or the Company at any time prior to the Effective Date, in which case the Executive shall have no further rights under this Agreement. From and after the Effective Date, except as specifically provided herein, this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof in effect immediately prior to the execution of this Agreement [other than **[FOR CEO AGREEMENT ONLY:** the Supplemental Agreement,] **[FOR TARP SENIOR EXECUTIVE OFFICERS:** the Waiver signed by Executive in connection with the Company's participation in the United States Department of the Treasury's Troubled Assets Relief Program ("TARP") Capital Purchase Program, and the Capital Purchase Program Senior Executive Officer Consent to the Company's amendments to compensation, bonus, incentive and other benefit plans, arrangements and agreements in connection with the Company's participation in the United States Department of the Treasury's TARP Capital Purchase Program (the "TARP Amendments"). For the avoidance of doubt, this Agreement shall be subject in all respects to the TARP Amendments.]

(g) The Agreement is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and shall in all respects be administered in accordance with Section 409A of the Code. Each payment under this Agreement shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. If the Executive dies following the Date of Termination and prior to the payment of the any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Executive's estate within 30 days after the date of the Executive's death. All reimbursements and in-kind benefits that constitute deferred compensation within the meaning of Section 409A provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, without limitation, that (i) in no event shall reimbursements by the Company under this Agreement be made later than the end of the calendar year next following the calendar year in which the applicable fees and expenses were incurred, provided, that the Executive shall have submitted an invoice for such fees and expenses at least 10 days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred; (ii) the amount of in-kind benefits that the Company is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the Company is obligated to pay or provide in any other calendar year; (iii) the Executive's right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company's obligations to make such reimbursements or to provide such in-kind benefits apply later than the Executive's remaining lifetime (or if longer, through the 20th anniversary of the Effective Date). Prior to the Effective Date but within the time period permitted by the applicable Treasury Regulations, the Company may, in consultation with the Executive, modify the Agreement, in the least restrictive manner necessary and without any diminution in the value of the payments to the Executive, in order to cause the provisions of the Agreement to comply with the requirements of Section 409A of the Code, so as to avoid the imposition of taxes and penalties on the Executive pursuant to Section 409A of the Code.

Section 12. <u>**Survivorship**</u>. Upon the expiration or other termination of this Agreement or the Executive's employment, the respective rights and obligations of the parties hereto shall survive to the extent necessary to carry out the intentions of the parties under this Agreement.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

____

[Name of Executive]

COMERICA INCORPORATED

By:________________________________